Exhibit 3(i)

Articles of Amendment
to
Articles of Incorporation
of
TOMI Environmental Solutions, Inc.

(Name of Corporation as currently filed with the Florida Dept. of State)

636434

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida Profit Corporation adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:
The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."

Not Applicable.

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

Not Applicable.

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

Not Applicable.

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Not Applicable.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)

Not Applicable.

E. If amending or adding additional Articles, enter change(s) here:
(attach additional sheets, if necessary). (Be specific)

ARTICLE IV, SHARES is amended to increase the authorized common shares from 200,000,000 shares to 250,000,000 shares. The par value is not changed. The first paragraph of Article IV will be as follows:

"The company is authorized to issue 200,000,000 common shares. The par value of the common shares remains $.01 par value per share."

Paragraphs 2 and 3 are not changed.

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

Not Applicable.

The date of each amendment(s) adoption: October 30, 2019, if other than the date this document was signed.

Effective date if applicable:
(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) (CHECK ONE)

[X] The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

[  ] The amendment(s) was/were approved by the shareholders through voting groups. The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):

"The number of votes cast for the amendment(s) was/were sufficient for approval by ___________________________________________."
(voting group)

[  ] The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

[  ] The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated	October 31, 2019

Signature	/s/ Halden Shane

(By a director, president or other officer - if directors or officers have not been selected, by an incorporator - if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Halden Shane
(Typed or printed name of person signing)

CEO, Chairman of the Board
(Title of person signing)